Exhibit 10.1

STRICTLY PRIVATE & CONFIDENTIAL
VIA FEDERAL EXPRESS

November 30, 2007

Mr. James W. Hall Journal Register Company 790 Township Line Road Yardley, PA 19317

Dear Jim:

As the Chairman of the Compensation Committee (the “Compensation Committee”) of the Board of Directors of Journal Register Company (the "Company"), I am pleased to present you with this Employment Letter outlining your compensation arrangements as the Company’s Chairman and Chief Executive Officer. This Letter is presented with the authorization of the Compensation Committee and cancels and replaces all previous employment terms, whether written or oral, between you and the Company.

1.	Your annual base salary will be US$675,000 effective as of November 1, 2007.

2.	Your 2008 potential annual incentive bonus will be based on quantitative and qualitative performance criteria that will be set by the Compensation Committee with a target incentive of 100% of base salary and a potential bonus of up to 200% of your base salary. For the remainder of 2007, your incentive bonus will be determined by the Compensation Committee based on subjective performance assessments.

3.	On each of November 30, 2007 and on or about June 1, 2008 you will be granted a stock option to purchase 250,000 shares of the Company's Common Stock, in each case, at an exercise price equal to the closing sale price of the Company's Common Stock, as quoted on New York Stock Exchange, on the date of the grant (the "Options"). Subject to the accelerated vesting provisions set forth in the Amended and Restated 1997 Stock Incentive Plan (the “Plan”), the Options will vest in two successive equal annual installments measured from the date of grant (the “Vesting Period”), subject to your continued service to the Company as an officer, director or consultant on the relevant vesting dates during the Vesting Period. The Options will each have five (5) year terms from the date of grant. The Options will be subject to the terms, definitions and provisions of the Plan.

4.	To compensate you for certain fees and income that you would have earned as a trustee and advisor to certain boards, trusts and other entities, the Company will

Mr. James W. Hall Page 2 of 3 12/3/2007

pay you $33,333 per month for the first twelve (12) months following the termination of your employment with the Company and $25,000 per month for the next succeeding twelve (12) months following such twelve (12) month period, provided, however, that you will be obligated to provide consulting services of up to fifteen (15) hours per month to the Company (at such times as are reasonably requested by the Company) during such two-year period at no additional cost to the Company. If you are a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code (the “Code”)) as of the date of such termination, no such payments will be made to you until the six-month anniversary of your separation from service (within the meaning of Section 409A(a)(2)(A)(i) of the Code) with the Company, at which point all payments that would otherwise have previously been made to you shall be aggregated and paid to you in a lump sum. Notwithstanding the foregoing provisions of this paragraph, this paragraph shall have no effect and shall be null and void in the event that your employment is terminated prior to June 30, 2008 due to a voluntary termination by you or a termination by the Company for cause (as defined in the Plan).

5.	The Company will also enter into a Change of Control Employment Agreement with you, which will be in substantially the form of the Change of Control Employment Agreement provided to certain other current executive officers of the Company.

6.	Beginning with the 2007 taxation year, you will be given an annual tax equalization payment to compensate for the tax differential on your base salary, annual incentive bonus and the Options between the taxes you are required to pay in the United States and the hypothetical taxes you would pay in Canada, but in no event shall the tax equalization payment exceed US$37,500 per annum. You will be reimbursed for up to US$12,500 per annum for the services of an accounting firm for tax planning and to prepare your tax returns in the United States and Canada.

7.	You will be entitled to four (4) weeks of paid vacation in accordance with the Company’s vacation policy.

8.	You will be provided a Company owned 2007 Chevrolet Envoy or comparable vehicle for your use while employed by the Company. The Company will also provide you with leased living accommodations in proximity to the corporate headquarters not to exceed US$5,500 per month. The Company will reimburse you for travel expenses to and from your home in the Toronto area in an amount not to exceed the greater of US$6,000 per month or the standard published commercial airfare rate. From time to time it will be beneficial to the Company that your spouse travel with you to attend business functions and events. Reasonable travel expenses will be reimbursed for such occasions.

Mr. James W. Hall Page 3 of 3 12/3/2007

9.	Your period of employment shall, unless sooner terminated by the Board of Directors, be a period of one year commencing as of November 1, 2007 and ending at the close of business on the day prior to the first anniversary thereof (the “Initial Term”). The period of employment will be automatically renewed for additional consecutive one year periods (the “Extended Term”) unless you or the Company provides written notice to the other party not less than 60 days before such anniversary. In the event that your employment is terminated by the Company without cause (as defined in the Plan) prior to the end of the Initial Term or the Extended Term, as the case may be, you will be entitled to the payment of your base salary and bonus through the end of such Initial Term or Extended Term, as the case may be. If you are a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Code) as of the date of such termination, the amounts payable to you prior to the six-month anniversary of your separation from service (within the meaning of Section 409A(a)(2)(A)(i) of the Code) with the Company shall be limited to the maximum amount that can be paid prior to such anniversary without triggering taxation under Section 409A of the Code, and all additional amounts that would otherwise have been paid to you prior to such anniversary shall be aggregated and paid to you in a lump sum following such anniversary.

Sincerely,

/s/ JOSEPH A. LAWRENCE

Joseph A. Lawrence
Chairman of the Compensation
Committee

Agreed and Accepted:

/s/ JAMES W. HALL

James W. Hall
November 30, 2007